Filed Pursuant to Rule 424(b)(3)
                                               File Number 333-31183

(A redherring appears on the left hand side of this page, rotated 90 degrees. Text follows.)

Information contained herein is subject to completion or amendment. Neither this prospectus supplement nor the accompanying prospectus shall constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.



PROSPECTUS SUPPLEMENT (Subject to Completion, Issued April 13, 1998) (To Prospectus dated January 22, 1998)





                               4,000,000 Shares

                       HIGHWOODS PROPERTIES, INC. (logo)




                               DEPOSITARY SHARES
                    EACH REPRESENTING 1/10 OF A   % SERIES D
                     CUMULATIVE REDEEMABLE PREFERRED SHARE
                           (Par Value $.01 Per Share)
        (Liquidation Preference Equivalent to $25 Per Depositary Share)
                                ---------------
Each of the 4,000,000 Depositary Shares (the "Depositary Shares") offered
hereby (the "Offering") represents a 1/10 fractional interest in a   % Series D
Cumulative Redeemable Preferred Share, par value $.01 per share (collectively, the "Series D Preferred Shares"), of Highwoods Properties, Inc. (the "Company"), deposited with First Union National Bank, as Depositary, and entitles the holder to all proportional rights and preferences of the Series D Preferred Shares (including dividend, voting, redemption and liquidation rights and preferences). The liquidation preference of each of the Series D Preferred Shares is $250 (equivalent to $25 per Depositary Share). See "Description of
               Series D Preferred Shares and Depositary Shares."

Dividends on the Series D Preferred Shares represented by the Depositary Shares offered hereby will be cumulative from the date of original issue and will be payable quarterly on or about the last day of January, April, July and October
of each year, commencing on July 31, 1998, at the rate of   % of the liquidation
preference per annum (equivalent to $   per annum per Depositary Share).

See "Description of Series D Preferred Shares and Depositary Shares --
Dividends."

The Series D Preferred Shares and the Depositary Shares representing such Series D Preferred Shares are not redeemable prior to April , 2003. On and after April , 2003, the Series D Preferred Shares may be redeemed at the option of the Company in whole or in part, at a redemption price of $250 per share (equivalent to $25 per Depositary Share), plus accrued and unpaid dividends, if any, thereon. The redemption price of the Series D Preferred Shares (other than any portion thereof consisting of accrued and unpaid dividends) may be paid only from the sale proceeds of other capital shares of the Company, which may include other classes or series of preferred stock, and from no other source. The Series D Preferred Shares have no stated maturity and will not be subject to any sinking fund or mandatory redemption provisions and will not be convertible into any other securities of the Company. In order to maintain its qualification as a real estate investment trust ("REIT") for federal income tax purposes, the Company's Amended and Restated Articles of Incorporation impose limitations on the number of shares of capital stock, including Series D Preferred Shares, that may be owned by any single person or affiliated group. See "Description of Series D Preferred Shares and Depositary Shares -- Restrictions on Ownership."
                                ---------------
Application will be made to list the Depositary Shares on the New York Stock Exchange. Trading of the Depositary Shares on the New York Stock Exchange is expected to commence within the 30-day period after the initial delivery of the Depositary Shares. See "Underwriting."
                                ---------------
SEE "RISK FACTORS" BEGINNING ON PAGE 3 OF THE ACCOMPANYING PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS RELATING TO AN INVESTMENT IN THE DEPOSITARY SHARES.
                                ---------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                ---------------
                               PRICE $25 A SHARE
                                ---------------

                                                   Underwriting
                                   Price to       Discounts and     Proceeds to
                                  Public (1)     Commissions (2)   Company (1)(3)
                               ---------------- ----------------- ---------------
Per Depositary Share .........  $      25.00    $                 $
Total ........................  $100,000,000    $                 $

---------
(1) Plus accrued dividends, if any, from the date of original issuance.
(2) The Company and Highwoods/Forsyth Limited Partnership (the "Operating Partnership") have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by the Company estimated at $150,000.
                                ---------------
     The Depositary Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters and subject to approval of certain legal matters by Andrews & Kurth L.L.P., counsel for the Underwriters. It is expected that delivery of the Depositary Receipts evidencing the Depositary Shares will be made on or about April , 1998, at the office of Morgan Stanley & Co. Incorp-orated, New York, N.Y., against payment therefor in immediately available funds.
                                ---------------
MORGAN STANLEY DEAN WITTER
      MERRILL LYNCH & CO.
            THE ROBINSON-HUMPHREY COMPANY
                  SALOMON SMITH BARNEY
                       SCOTT & STRINGFELLOW, INC.
April , 1998

     No person is authorized in connection with any offering made hereby to give any information or to make any representation other than as contained in this Prospectus Supplement and the accompanying Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or by any Underwriter. This Prospectus Supplement and the accompanying Prospectus do not constitute an offer to sell or a solicitation of an offer to buy any security other than the Depositary Shares offered hereby, nor do they constitute an offer to sell, or a solicitation of an offer to buy, any of the securities offered hereby to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation to such person.
                               ----------------
                               TABLE OF CONTENTS







                   Prospectus Supplement
                                                       Page
                                                      -----
 The Company ......................................    S-3
 Recent Developments ..............................    S-6
 The Properties ...................................    S-10
 Management .......................................    S-12
 Concurrent Debt Offering .........................    S-13
 Use of Proceeds ..................................    S-13
 Capitalization ...................................    S-14
 Selected Financial Data ..........................    S-15
 Management's Discussion and Analysis of
    Financial Condition and Results of
    Operations ....................................    S-18
 Description of Series D Preferred Shares
    and Depositary Shares .........................    S-23
 Certain Federal Income Tax
    Considerations ................................    S-26
 Underwriting .....................................    S-28
 Legal Matters ....................................    S-29


                        Prospectus
                                                       Page
                                                      -----
 Available Information ............................      2
 Incorporation of Certain Documents by
    Reference .....................................      2
 The Company and the Operating
    Partnership ...................................      3
 Risk Factors .....................................      3
 Use of Proceeds ..................................      7
 Ratios of Earnings to Combined Fixed
    Charges and Preferred Stock Dividends .........      8
 Description of Debt Securities ...................      8
 Description of Preferred Stock ...................     20
 Description of Series A Preferred Shares .........     25
 Description of Series B Preferred Shares .........     26
 Description of Depositary Shares .................     26
 Description of Common Stock ......................     30
 Federal Income Tax Considerations ................     33
 Plan of Distribution .............................     43
 Experts ..........................................     44
 Legal Matters ....................................     45

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE DEPOSITARY SHARES OFFERED HEREBY. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR, AND PURCHASE, THE DEPOSITARY SHARES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     Unless the context otherwise requires, the terms (i) "Company" shall mean Highwoods Properties, Inc., predecessors of Highwoods Properties, Inc., and those entities owned or controlled by Highwoods Properties, Inc., including Highwoods/Forsyth Limited Partnership (the "Operating Partnership") and (ii) "Properties" shall mean the 382 office and 148 industrial (including 80 service center) properties owned by the Company as of March 31, 1998.

     Certain matters discussed in this Prospectus Supplement, the attached Prospectus and the information incorporated by reference herein and therein, including, without limitation, strategic initiatives, may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as such may involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company and the Operating Partnership to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause the actual results, performance or achievements of the Company and the Operating Partnership to differ materially from the Company's and the Operating Partnership's expectations are disclosed or incorporated by reference in this Prospectus Supplement and the attached Prospectus ("Cautionary Statements"), including, without limitation, those statements made in conjunction with the forward-looking statements included herein. All forward-looking statements attributable to the Company and the Operating Partnership are expressly qualified in their entirety by the Cautionary Statements.


                                  THE COMPANY

General

     The Company is a self-administered and self-managed equity REIT that began operations through a predecessor in 1978. The Company is one of the largest owners and operators of office and industrial properties in the Southeast. As of March 31, 1998, the Company owned a diversified portfolio of 530 in-service office and industrial properties encompassing approximately 33.9 million rentable square feet located in 19 markets in North Carolina, Florida, Tennessee, Georgia, Virginia, South Carolina, Maryland and Alabama. The Properties consist of 382 office properties and 148 industrial (including 80 service center) properties and are leased to approximately 3,400 tenants. At March 31, 1998, the Properties were 93% leased. An additional 32 properties (the "Development Projects"), which will encompass approximately 3.6 million rentable square feet, are under development in North Carolina, Florida, Virginia, Tennessee, Georgia, Maryland and South Carolina. The Company also owns 718 acres (and has agreed to purchase an additional 567 acres) of land for future development (the "Development Land"). The Development Land is zoned and available for office and/or industrial development, substantially all of which has utility infrastructure already in place.

     The Company conducts substantially all of its activities through, and substantially all of its properties are held directly or indirectly by, the Operating Partnership. The Operating Partnership is controlled by the Company, as its sole general partner, which owns approximately 83% of the common partnership interests (the "Common Units") in the Operating Partnership. The remaining Common Units are owned by limited partners (including certain officers and directors of the Company). Other than Common Units held by the Company, each Common Unit may be redeemed by the holder thereof for the cash value of one share of common stock of the Company, $.01 par value (the "Common Stock"), or, at the Company's option, one share (subject to certain adjustments) of Common Stock. With each such exchange, the number of Common Units owned by the Company and, therefore, the Company's percentage interest in the Operating Partnership, will increase.

     In addition to owning the Properties, the Development Projects and the Development Land, the Company provides leasing, property management, real estate development, construction and miscellaneous tenant services for its properties as well as for third parties. The Company conducts its third-party fee-based services through Highwoods Tennessee Properties, Inc., a wholly owned subsidiary of the Company, and Highwoods Services, Inc., a subsidiary of the Operating Partnership.

     The Company was formed in North Carolina in 1994. The Company's executive offices are located at 3100 Smoketree Court, Suite 600, Raleigh, North Carolina 27604, and its telephone number is (919) 872-4924. The Company also maintains regional offices in Winston-Salem, Greensboro and Charlotte, North Carolina; Richmond, Virginia; Baltimore, Maryland; Nashville and Memphis, Tennessee; Atlanta, Georgia; and Tampa, Boca Raton, Tallahassee and Jacksonville, Florida; and South Florida.

Operating Strategy

     The Company believes that it will continue to benefit from the following factors:

     Diversification. Since its initial public offering (the "IPO") in 1994, the Company has significantly reduced its dependence on any particular market, property type or tenant. At the time of the IPO, the Company's portfolio consisted almost exclusively of office properties in the Raleigh-Durham, North Carolina area (the "Research Triangle"). The Company's in-service portfolio has expanded from 41 North Carolina properties (40 of which were in the Research Triangle area) to 530 properties in 19 markets concentrated in the Southeast. Based on March 1998 results, approximately 30.5% of the rental revenue from the Properties was derived from properties in North Carolina (16.8% in the Research Triangle).

     In October 1997, the Company significantly expanded its Florida operations through its business combination with Associated Capital Properties, Inc. ("ACP"). In February 1997, the Company made a significant investment in the suburban Atlanta market with the acquisition of the Century Center Office Park and a business combination with Anderson Properties, Inc. The Company first entered the Atlanta market as well as four markets in Florida and six other markets through its September 1996 merger with Crocker Realty Trust, Inc. ("Crocker"). Prior to its merger with Crocker, the Company expanded into Winston-Salem/Greensboro, North Carolina (the "Piedmont Triad") and Charlotte, North Carolina through a merger with Forsyth Properties, Inc. ("Forsyth") and also completed significant business combinations in Richmond, Virginia and Nashville, Tennessee. The Company has focused on markets that, like the Research Triangle, have strong demographic and economic characteristics. The Company believes that its markets have the potential over the long term to provide investment returns that exceed national averages.

     The Company's strategy has been to assemble a portfolio of properties that enables the Company to offer buildings with a variety of cost, tenant finish and amenity choices that satisfy the facility needs of a wide range of tenants seeking commercial space. This strategy led, in part, to the Company's combination with Forsyth in February 1995, which added industrial and service center properties (as well as additional office properties) to its suburban office portfolio. Today, based on March 1998 results, approximately 91% of the Company's rental revenue is derived from office properties and 9% is derived from industrial properties.

     The Company has also reduced its dependence on any particular tenant or tenants in any particular industry. Its tenants represent a diverse cross-section of the economy. As of March 31, 1998, the 20 largest tenants of the Properties represented approximately 20.7% of the combined rental revenue from the Properties, and the largest single tenant accounted for approximately 3.5% of such revenue. See "The Properties."

     Acquisition and Development Opportunities. The Company seeks to acquire suburban office and industrial properties at prices below replacement cost that offer attractive returns, including acquisitions of underperforming, high quality properties in situations offering opportunities for the Company to improve such properties' operating performance. The Company will also continue to engage in the selective development of office and industrial projects, primarily in suburban business parks, and intends to focus on build-to-suit projects and projects where the Company has identified sufficient demand. In build-to-suit development, the building is significantly pre-leased to one or more tenants prior to construction. Build-to-suit projects often foster strong long-term relationships between the Company and the tenant, creating future development opportunities as the facility needs of the tenant increase.

     The Company believes that it has several advantages over many of its competitors in pursuing development and acquisition opportunities. The Company has the flexibility to fund acquisitions and development projects from numerous sources, including the private and public debt markets, proceeds from its private and public equity offerings, its $430 million aggregate amount of unsecured revolving loans, other bank and institutional borrowings and the issuance of Common Units. Frequently, the Company acquires properties through the exchange of Common Units in the Operating Partnership for the property owner's equity in the acquired properties. As discussed above, each Common Unit received by these property owners is redeemable for cash from the Operating Partnership or, at the Company's option, shares of Common Stock. In connection with these transactions, the Company may also assume outstanding indebtedness associated with the acquired properties. The Company believes that this acquisition method may enable it to acquire properties at attractive prices from property owners wishing to enter into tax-deferred transactions. To date, Common Units have constituted all or part of the consideration for 239 properties comprising 16.9 million rentable square feet and only 1,200 Common Units have been redeemed for cash, totaling $35,000.

     Another advantage is the Company's commercially zoned and unencumbered Development Land in existing business parks. The Company owns 718 acres (and has agreed to purchase an additional 567 acres) of Development Land, substantially all of which has utility infrastructure already in place.

     The Company's development and acquisition activities also benefit from its local market presence and knowledge. The Company's property-level officers have on average over 18 years of real estate experience in their respective markets. Because of this experience, the Company is in a better position to evaluate acquisition and development opportunities. In addition, the Company's relationships with its tenants and those tenants at properties for which it conducts third-party fee based services may lead to development projects when these tenants or their affiliates seek new space. Also, its relationships with other property owners for whom it provides third-party management services generate acquisition opportunities.

     Managed Growth Strategy. The Company's strategy has been to focus its real estate activities in markets where it believes its extensive local knowledge gives it a competitive advantage over other real estate developers and operators. As the Company has expanded into new markets, it has continued to maintain this localized approach by combining with local real estate operators with many years of development and management experience in their respective markets. Also, in making its acquisitions, the Company has sought to employ those property-level managers who are experienced with the real estate operations and the local market relating to the acquired properties, so that approximately three-quarters of the rentable square footage of the Properties was either developed by the Company or is managed on a day-to-day basis by personnel that previously managed, leased and/or developed those Properties prior to their acquisition by the Company.

     Efficient, Customer Service-Oriented Organization. The Company provides a complete line of real estate services to its tenants and third parties. The Company believes that its in-house development, acquisition, construction management, leasing and management services allow it to respond to the many demands of its existing and potential tenant base, and enable it to provide its tenants cost-effective services such as build-to-suit construction and space modification, including tenant improvements and expansions. In addition, the breadth of the Company's capabilities and resources provides it with market information not generally available. The Company believes that the operating efficiencies achieved through its fully integrated organization also provide a competitive advantage in setting its lease rates and pricing other services.

     Flexible and Conservative Capital Structure. The Company is committed to maintaining a flexible and conservative capital structure that: (i) allows growth through development and acquisition opportunities; (ii) provides access to the private and public equity and debt markets on favorable terms; and (iii) promotes future earnings growth.

     The Company and the Operating Partnership have demonstrated a strong and consistent ability to access the private and public equity and debt markets. Since the IPO, the Company has completed nine public offerings and two private placements of its Common Stock, one public offering of its 8 5/8% Series A Cumulative Redeemable Preferred Shares (the "Series A Preferred Shares") and one public offering of its 8% Series B Cumulative Redeemable Preferred Shares (the "Series B Preferred Shares"), raising total net proceeds of approximately $1.4 billion, which were contributed to the Operating Partnership in exchange for additional partnership interests as required under the Operating Partnership's limited partnership agreement (the "Operating Partnership Agreement"). On December 2, 1996, the Operating Partnership issued $100 million of 6 3/4% notes due December 1, 2003 and $110 million of 7% notes due December 1, 2006. On February 2, 1998, the Operating Partnership issued $125 million of 6.835% MandatOry Par Put Remarketed SecuritiesSM ("MOPPRSSM") due February 1, 2013 and $100 million of 7 1/8% notes due February 1, 2008.

     On June 24, 1997, a trust formed by the Operating Partnership sold $100 million of Excercisable Put Option Securities ("X-POS SM"), which represent fractional undivided beneficial interests in the trust. The assets of the trust consist of, among other things, $100 million of Exercisable Put Option Notes due June 15, 2011 issued by the Operating Partnership (the "Put Option Notes"). The X-POS SM bear an interest rate of 7.19% and mature on June 15, 2004, representing an effective borrowing cost of 7.09%, net of a related put option and certain interest rate protection agreement costs. Under certain circumstances, the Put Option Notes could also become subject to early maturity on June 15, 2004.

     In addition, the Company has two unsecured revolving lines of credit aggregating $430 million (the "Revolving Loans") with a syndicate of lenders. Interest accrues on borrowings under a $280 million Revolving Loan at an average interest rate of LIBOR plus 100 basis points and under a $150 million Revolving Loan at an average interest rate of LIBOR plus 90 basis points. As of April 8, 1998, interest on the outstanding balance on the Revolving Loans was payable monthly at a weighted average interest rate of 6.67%.


                              RECENT DEVELOPMENTS

Recent Acquisitions

     Riparius Transaction. In closings on December 23, 1997 and January 8, 1998, the Company completed an acquisition of Riparius Development Corporation in Baltimore, Maryland involving a portfolio of five office properties encompassing 369,000 square feet, two office development projects encompassing 235,000 square feet, 11 acres of development land and 101 additional acres of development land to be acquired over the next three years (the "Riparius Transaction"). As of March 31, 1998, the in-service properties acquired in the Riparius Transaction were 99% leased. The cost of the Riparius Transaction consisted of a cash payment of $43.6 million. In addition, the Company has assumed the two office development projects with an anticipated cost of $26.2 million expected to be paid in 1998, and will pay out $23.9 million over the next three years for the 101 additional acres of development land.

     Garcia Transaction. On February 4, 1998, the Company acquired substantially all of a portfolio consisting of 28 office properties encompassing 787,000 rentable square feet, seven service center properties encompassing 471,000 square feet and 66 acres of development land in Tampa, Florida (the "Garcia Transaction"). As of March 31, 1998, the properties acquired in the Garcia Transaction were 92% leased. The cost of the Garcia Transaction consisted of a cash payment of approximately $87 million and the assumption of approximately $24 million in secured debt.

     Other Recent Acquisitions. In addition to the properties acquired in the Garcia Transaction, the Company acquired 12 office properties encompassing approximately 1.7 million rentable square feet for an aggregate of $230 million during the first quarter of 1998.


Pending Acquisitions

     Business Combination with J.C. Nichols Company. On December 22, 1997, the Company entered into a merger agreement (the "Merger Agreement") with J.C. Nichols Company, a publicly traded Kansas City real estate operating company ("J.C. Nichols"), pursuant to which the Company would acquire J.C. Nichols with the view that the Operating Partnership would combine its property operations with J.C. Nichols (the "J.C. Nichols Transaction"). J.C. Nichols is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, files reports and other information with the Securities and Exchange Commission.

     J.C. Nichols owns or has an ownership interest in 27 office properties encompassing approximately 1.5 million rentable square feet, 13 industrial properties encompassing approximately 337,000 square feet, 33 retail properties encompassing approximately 2.5 million rentable square feet and 16 multifamily communities with 1,816 apartment units in Kansas City, Missouri and Kansas. Additionally, J.C. Nichols has an ownership interest in 21 office properties encompassing approximately 1.3 million rentable square feet, one industrial property encompassing approximately 200,000 rentable square feet and one multifamily community with 418 apartment units in Des Moines, Iowa. As of December 31, 1997, the properties to be acquired in the J.C. Nichols Transaction were 95% leased.

     Consummation of the J.C. Nichols Transaction is subject, among other things, to the approval of 66 2/3% of the shareholders of J.C. Nichols. Under the terms of the Merger Agreement, the Company would acquire all of the outstanding common stock, $.01 par value, of J.C. Nichols ("J.C. Nichols Common Stock"). Under the Merger Agreement, J.C. Nichols shareholders may elect to receive either 1.84 shares of Common Stock or $65 in cash for each share of J.C. Nichols Common Stock. However, the cash payment to J.C. Nichols shareholders cannot exceed 40% of the total consideration and the Company may limit the amount of Common Stock issued to 75% of the total consideration. The exchange ratio is fixed and reflects the average closing price of the Common Stock over the 20 trading days preceding the effective date of the Merger Agreement. The cost of the J.C. Nichols Transaction under the Merger Agreement is approximately $570 million, including assumed debt of approximately $250 million, net of cash of approximately $65 million. The Merger Agreement provides for payment by J.C. Nichols to the Company of a termination fee and expenses of up to an aggregate of $17.2 million if J.C. Nichols enters into an acquisition proposal other than the Merger Agreement and certain other conditions are met. The failure of J.C. Nichols shareholders to approve the J.C. Nichols Transaction, however, will not trigger the payment of a termination fee, except for a fee of $2.5 million if, among other things, J.C. Nichols enters into another acquisition proposal before December 22, 1998.


     No assurance can be given that all or part of the J.C. Nichols Transaction will be consummated or that, if consummated, it will follow the terms set forth in the Merger Agreement. As of the date hereof, certain third parties have expressed an interest to J.C. Nichols and/or certain of its shareholders in purchasing all or a portion of the outstanding J.C. Nichols Common Stock at a price in excess of $65 per share. No assurance can be given that a third party will not make an offer to J.C. Nichols or its shareholders to purchase all or a portion of the outstanding J.C. Nichols Common Stock at a price in excess of $65 per share or that the board of directors of J.C. Nichols would reject any such offer. The Company and/or J.C. Nichols may terminate the Merger Agreement if the J.C. Nichols Transaction is not consummated by June 30, 1998.

     The properties to be acquired in the J.C. Nichols Transaction include the Country Club Plaza in Kansas City, which covers 15 square blocks and includes
1.0 million square feet of retail space, 1.1 million square feet of office space and 462 apartment units. As of December 31, 1997, the Country Club Plaza was approximately 96% leased. The Country Club Plaza is presently undergoing an expansion and restoration expected to add 800,000 square feet of retail, office, hotel and residential space with an estimated cost of approximately $240 million. Assuming consummation of the J.C. Nichols Transaction, the Company intends to complete the development in the Country Club Plaza previously planned by J.C. Nichols.

     Assuming completion of the J.C. Nichols Transaction, the Company and the Operating Partnership would succeed to the interests of J.C. Nichols in a strategic alliance with Kessinger/Hunter & Company, Inc. ("Kessinger/ Hunter") pursuant to which Kessinger/Hunter manages and leases the office, industrial and retail properties presently owned by J.C. Nichols in the greater Kansas City metropolitan area. J.C. Nichols currently has a 30% ownership interest in the strategic alliance with Kessinger/Hunter and has two additional options to acquire up to a 65% ownership in the strategic alliance. Assuming completion of the J.C. Nichols Transaction, the Company and the Operating Partnership would also succeed to the interests of J.C. Nichols in a strategic alliance with R&R Investors, Ltd. ("R&R") pursuant to which R&R manages and leases the properties in which J.C. Nichols has an ownership interest in Des Moines. J.C. Nichols has an ownership interest of 50% or more in each of the Des Moines properties with R&R or its principal.

     Assuming completion of the J.C. Nichols Transaction, J.C. Nichols would retain its name and operate as a division, Barrett Brady, president and chief executive officer of J.C. Nichols, would become a senior vice president of the Company responsible for its Midwest operations and approximately 100 employees of J.C. Nichols would be expected to join the Company. In addition, the Company would expand its board of directors to include one independent director selected by J.C. Nichols.

     Easton-Babcock Transaction. The Company has entered into an agreement with The Easton-Babcock Companies, a real estate operating company in Miami, Florida ("Easton-Babcock"), pursuant to which the Company will combine its property operations with Easton-Babcock and acquire a portfolio of 11 industrial properties encompassing 1.8 million rentable square feet, three office properties encompassing 197,000 rentable square feet and 110 acres of land for development, of which 88 acres will be acquired over a three-year period (the "Easton-Babcock Transaction"). As of December 31, 1997, the industrial properties to be acquired in the Easton-Babcock Transaction were 88% leased and the office properties to be acquired in the Easton-Babcock Transaction were 50% leased. The cost of the Easton-Babcock Transaction is $143 million and will consist of an undetermined combination of the issuance of Common Units, the assumption of mortgage debt and a cash payment. Also in connection with the Easton-Babcock Transaction, the Company will issue to certain affiliates of Easton-Babcock warrants to purchase 926,000 shares of Common Stock at $35.50 per share. Although the Easton-Babcock Transaction is expected to close by May 15, 1998, no assurance can be given that all or part of the transaction will be consummated.

     Other Acquisition Activity. The Company's investment committee continually evaluates potential acquisition opportunities in both its existing markets and in new markets. Accordingly, at any particular time, the Company is likely to be involved in negotiations (at various stages) to acquire one or more properties or portfolios.

Financing Activities and Liquidity

     Set forth below is a summary description of the recent financing activities of the Company and the Operating Partnership:

     Concurrent Debt Offering. At or about the time of this Offering, the Operating Partnership is offering $150 million of unsecured notes due 2018 (the "Concurrent Debt Offering"). The closing of this Offering is not conditional upon the closing of the Concurrent Debt Offering. See "Concurrent Debt Offering."

     March 1998 Offering. On March 30, 1998, the Company sold 428,572 shares of Common Stock in an underwritten public offering (the "March 1998 Offering") for net proceeds of approximately $14.2 million.

     February 1998 Common Stock Offerings. On February 12, 1998, the Company sold an aggregate of 1,553,604 shares of Common Stock in two underwritten public offerings (the "February 1998 Common Stock Offerings") for net proceeds of approximately $51.2 million.

     February 1998 Debt Offering. On February 2, 1998, the Operating Partnership sold $125 million of 6.835% MOPPRSSM due February 1, 2013 and $100 million of 7 1/8% notes due February 1, 2008 (the "February 1998 Debt Offering").

     January 1998 Offering. On January 27, 1998, the Company sold 2,000,000 shares of Common Stock in an underwritten public offering (the "January 1998 Offering") for net proceeds of approximately $68.2 million.

     Assuming completion of the January 1998 Offering, the February 1998 Debt Offering, the February 1998 Common Stock Offerings, the March 1998 Offering, the Concurrent Debt Offering and this Offering, the Company's pro forma debt as of December 31, 1997 would have totaled $1.1 billion and would have represented 28.4% of total market capitalization. The Company's pro forma fixed charge coverage ratio for the year ended December 31, 1997 would have equaled 2.51x.

     Recent Development Activity
     The Company has 32 properties under development in 11 markets totaling approximately 3.6 million rentable square feet. The following table summarizes these Development Projects:



                                                          Rentable    Estimated    Cost at   Pre-Leasing   Estimated
              Name                       Location       Square Feet     Costs     12/31/97   Percentage*   Completion
--------------------------------   ------------------- ------------- ----------- ---------- ------------- -----------
                                                                 (dollars in thousands)
 Office Properties:
 Ridgefield III                    Asheville                57,000   $  5,485     $ 1,638         26%        2Q98
 2400 Century Center               Atlanta                 135,000     16,195       6,527         --         2Q98
 10 Glenlakes                      Atlanta                 254,000     35,135       3,360         --         4Q98
 Automatic Data Processing         Baltimore               110,000     12,400       3,367        100         3Q98
 Riparius Center at Owings
   Mills                           Baltimore               125,000     13,800       2,393         --         2Q99
 BB&T**                            Greenville               70,908      5,851       4,703        100         2Q98
 Patewood VI                       Greenville              107,000     11,360       5,202         15         2Q98
 Colonnade                         Memphis                  89,000      9,400       5,592         93         2Q98
 Southwind C                       Memphis                  73,703      7,657       1,245         67         4Q98
 Harpeth V                         Nashville                65,300      6,900       3,108         66         2Q98
 Lakeview Ridge II                 Nashville                61,300      6,000       2,879         79         2Q98
 Southpointe                       Nashville               103,700     10,878       4,254         61         2Q98
 Caterpillar Financial Center      Nashville               313,000     54,000          --         62         1Q00
 CNA                               Orlando                 180,000     24,408          --         95         1Q99
 Hard Rock                         Orlando                  63,000      7,000          --        100         4Q98
 Concourse Center One              Piedmont Triad           85,500      8,415          --         --         1Q99
 RMIC                              Piedmont Triad           90,000      7,650       3,971        100         2Q98
 ClinTrials Research               Research Triangle       178,000     21,490      12,034        100         2Q98
 Situs II                          Research Triangle        59,300      5,857       1,218         --         2Q98
 Highwoods Centre                  Research Triangle        76,000      8,327         960         36         3Q98
 Overlook                          Research Triangle        97,000     10,307       1,083         --         4Q98
 Red Oak                           Research Triangle        65,000      6,394         568         --         3Q98
 Markel-American                   Richmond                106,200     10,650       5,226         55         2Q98
 Highwoods V                       Richmond                 67,200      6,620       1,096        100         2Q98
 Interstate Corporate Center**     Tampa                   309,000     15,600       7,040         26         4Q98
 Intermedia (Sabal) Phase I        Tampa                   120,500     12,500       1,331        100         4Q98
 Intermedia (Sabal) Phase II       Tampa                   120,500     13,000         662        100         1Q00
                                                           -------   --------     -------        ---
   Office Total or Weighted
    Average                                              3,182,111   $353,279     $79,457         52%
                                                         =========   ========     =======        ===
 Industrial Properties:
 Chastain II & III                 Atlanta                 122,000   $  4,686     $ 1,359         14%        3Q98
 Tradeport 1                       Atlanta                  87,000      3,070       1,608         --         2Q98
 Tradeport 2                       Atlanta                  87,000      3,070       1,608         --         2Q98
 Air Park South Warehouse I        Piedmont Triad          100,000      2,929         545         80         2Q98
   Industrial Total or
    Weighted Average                                       396,000   $ 13,755     $ 5,120         25%
                                                         =========   ========     =======        ===
   Total or Weighted
    Average of all
    Development Projects                                 3,578,111   $367,034     $84,577         49%
                                                         =========   ========     =======        ===
 Summary By Estimated
   Completion Date:
   Second Quarter 1998                                   1,463,908   $133,405     $61,209         56%
   Third Quarter 1998                                      373,000     31,807       6,254         41
   Fourth Quarter 1998                                     917,203     88,199      14,059         34
   First Quarter 1999                                      265,500     32,823          --         64
   Second Quarter 1999                                     125,000     13,800       2,393         --
   First Quarter 2000                                      433,500     67,000         662         73
                                                         ---------   --------     -------        ---
                                                         3,578,111   $367,034     $84,577         49%
                                                         =========   ========     =======        ===

----------
* Includes letters of intent
** Redevelopment projects

                                THE PROPERTIES

General

     As of March 31, 1998, the Company owned 382 office properties and 148 industrial properties, which are located in 19 markets concentrated in the Southeast. The office properties are generally mid-rise and single-story suburban office buildings. The industrial properties include 68 warehouse and bulk distribution facilities and 80 service center properties. The service center properties have varying amounts of office finish (usually at least 33%) and their rents vary accordingly. The service center properties are suitable for office, retail, light industrial and warehouse uses. In the aggregate, management developed 174 of the 530 Properties.

     The following table sets forth certain information about the Properties at March 31, 1998 in each of the Company's 19 markets:



                                   Office       Industrial        Total
                                 Properties   Properties (1)   Properties
                                ------------ ---------------- ------------
Research Triangle, NC .........       71              4             75
Tampa, FL .....................       70              7             77
Atlanta, GA ...................       42             32             74
South Florida .................       28              0             28
Piedmont Triad, NC ............       34             79            113
Orlando, FL ...................       32              0             32
Nashville, TN .................       15              3             18
Charlotte, NC .................       17             16             33
Richmond, VA ..................       21              3             24
Jacksonville, FL ..............       16              0             16
Greenville, SC ................        8              2             10
Memphis, TN ...................        9              0              9
Tallahassee, FL ...............        2              0              2
Baltimore, MD .................        5              0              5
Columbia, SC ..................        7              0              7
Norfolk, VA ...................        2              1              3
Birmingham, AL ................        1              0              1
Asheville, NC .................        1              1              2
Ft. Myers, FL .................        1              0              1
                                      --             --            ---
                                     382            148            530
                                     ===            ===            ===



                                              Percent of
                                                Total
                                  Rentable     Rentable     Annualized       Percent of
                                   Square       Square        Rental      Total Annualized
                                    Feet         Feet      Revenue (2)     Rental Revenue
                                ------------ ----------- --------------- -----------------
Research Triangle, NC .........   4,909,451      14.4%    $ 69,576,588          16.8%
Tampa, FL .....................   4,242,452      12.5       55,962,803          13.6
Atlanta, GA ...................   5,414,485      15.9       51,222,518          12.4
South Florida .................   2,447,644       7.2       38,564,620           9.3
Piedmont Triad, NC ............   4,738,992      14.0       37,298,120           9.0
Orlando, FL ...................   2,445,640       7.2       32,078,725           7.8
Nashville, TN .................   1,821,485       5.4       28,011,769           6.8
Charlotte, NC .................   1,621,590       4.8       17,922,356           4.3
Richmond, VA ..................   1,467,919       4.3       17,554,560           4.3
Jacksonville, FL ..............   1,465,139       4.3       17,288,162           4.2
Greenville, SC ................   1,001,641       3.0       12,159,236           2.9
Memphis, TN ...................     606,549       1.8       11,008,093           2.7
Tallahassee, FL ...............     402,432       1.2        6,490,401           1.6
Baltimore, MD .................     364,434       1.1        5,848,624           1.4
Columbia, SC ..................     423,738       1.2        5,581,556           1.4
Norfolk, VA ...................     265,857       0.8        2,829,126           0.7
Birmingham, AL ................     115,289       0.3        1,820,320           0.4
Asheville, NC .................     124,177       0.4        1,211,119           0.3
Ft. Myers, FL .................      51,831       0.2          580,143           0.1
                                  ---------     -----     ------------         -----
                                 33,930,745     100.0%    $413,008,839         100.0%
                                 ==========     =====     ============         =====


                                                  Office Properties     Industrial Properties (1)     Total or Weighted Average
                                                 -------------------   ---------------------------   --------------------------
Total Annualized Rental Revenue (2) ..........       $375,622,382              $37,386,457                 $ 413,008,839
Total rentable square feet ...................         26,501,250                7,429,495                    33,930,745
Percent leased ...............................                 94%(3)                   90%(4)                        93%
Weighted average age (years) .................               13.0(5)                  12.0                          12.8

----------
(1) Includes 80 service center properties.
(2) Annualized Rental Revenue is March 1998 rental revenue (base rent plus operating expense pass throughs) multiplied by 12.
(3) Includes 61 single-tenant properties comprising 4.5 million rentable square feet and 378,000 rentable square feet leased but not occupied.
(4) Includes 26 single-tenant properties comprising 1.7 million rentable square feet and 27,000 rentable square feet leased but not occupied.
(5) Excludes the Comeau Building, which is a historical building constructed in 1926 and renovated in 1996.

Tenants
     As of March 31, 1998, the Properties were leased to approximately 3,400 tenants, which engage in a wide variety of businesses. The following table sets forth information concerning the 20 largest tenants of the Properties as of March 31, 1998:


                                                                                                 Percent of Total
                                                              Number          Annualized            Annualized
Tenant                                                      of Leases     Rental Revenue (1)      Rental Revenue
--------------------------------------------------------   -----------   --------------------   -----------------
 1. IBM ................................................        14            $14,518,703               3.5%
 2. Federal Government .................................        46             12,352,828               3.0
 3. AT&T ...............................................        17              7,166,637               1.7
 4. Bell South .........................................        46              6,424,869               1.6
 5. State of Florida ...................................        25              5,182,884               1.3
 6. Northern Telecom Inc. ..............................         3              5,047,118               1.2
 7. Travelers ..........................................         8              3,254,587               0.8
 8. GTE ................................................         8              3,221,681               0.8
 9. NationsBank ........................................        21              3,176,750               0.8
10. First Citizens Bank & Trust ........................         8              2,928,048               0.7
11. Prudential .........................................        15              2,661,152               0.6
12. MCI ................................................        11              2,572,753               0.6
13. First Union ........................................         6              2,436,636               0.6
14. Jacobs-Sirrene Engineers, Inc. .....................         1              2,235,550               0.5
15. Blue Cross & Blue Shield of North Carolina .........         7              2,132,716               0.5
16. International Paper ................................         7              2,032,312               0.5
17. Price Waterhouse ...................................         3              2,002,357               0.5
18. US Airways .........................................         2              1,963,566               0.5
19. H.I.P. Health Plan of Florida ......................         2              1,913,005               0.5
20. The Martin Agency, Inc. ............................         1              1,882,327               0.5
                                                                --            -----------              ----
    Total ..............................................       251            $85,106,479              20.7%
                                                               ===            ===========              ====

----------
(1) Annualized Rental Revenue is March 1998 rental revenue (base rent plus operating expense pass throughs) multiplied by 12.


Lease Expirations of the Properties
     The following table sets forth scheduled lease expirations for leases in place at the Properties as of March 31, 1998, for each of the next 10 years beginning with the year ended December 31, 1998, assuming no tenant exercises renewal options or is terminated due to default:



                                               Rentable       Percentage of                          Percentage of
                                             Square Feet       Total Leased        Annualized       Total Annualized
                                 Number       Subject to       Square Feet       Rental Revenue      Rental Revenue
                               of Leases       Expiring       Represented by     Under Expiring      Represented by
Lease Expiring                  Expiring        Leases       Expiring Leases       Leases (1)       Expiring Leases
---------------------------   -----------   -------------   -----------------   ----------------   -----------------
Remainder of 1998 .........      1,007        4,864,506            15.5%          $ 58,923,038            14.3%
 1999 .....................        882        4,832,313            15.4             59,205,972            14.3
 2000 .....................        896        5,129,412            16.3             66,946,120            16.2
 2001 .....................        580        4,164,396            13.3             58,357,593            14.1
 2002 .....................        546        4,706,635            15.0             60,104,836            14.6
 2003 .....................        182        1,943,569             6.2             26,788,805             6.5
 2004 .....................         72        1,272,910             4.1             18,968,526             4.6
 2005 .....................         56          985,574             3.1             13,680,979             3.3
 2006 .....................         37        1,204,327             3.8             16,066,677             3.9
 2007 .....................         22          558,454             1.8              8,984,556             2.2
Thereafter ................         40        1,738,512             5.5             24,981,737             6.0
                                 -----        ---------           -----           ------------           -----
 Total ....................      4,320       31,400,608           100.0%          $413,008,839           100.0%
                                 =====       ==========           =====           ============           =====

----------
 (1) Annualized Rental Revenue is March 1998 rental revenue (base rent plus operating expense pass throughs) multiplied by 12.

                                   MANAGEMENT

     The following table sets forth certain information with respect to the directors and executive officers of the Company:



Name                       Age     Principal Occupations and Other Directorships
------------------------   -----   -------------------------------------------------------------------------------
                           59      Director and Chairman of the Board of Directors. Mr. Sloan is a founder of
O. Temple Sloan, Jr.
                                   the predecessor of the Company. Mr. Sloan is a director of NationsBank,
                                   N.A. Mr. Sloan also serves as chairman of General Parts, Inc., a nationwide distributor of automobile replacement parts, which he founded.
Ronald P. Gibson           53      Director, President and Chief Executive Officer. Mr. Gibson is a founder of the Company and has served as president or managing partner of its predecessor since its formation in 1978.
John L. Turner             51      Director, Vice Chairman of the Board of Directors and Chief Investment
                                   Officer. Mr. Turner co-founded Forsyth's predecessor in 1975.
John W. Eakin              43      Director and Senior Vice President. Mr. Eakin is responsible for operations in Tennessee and Alabama. Mr. Eakin was the founder and president of
                                   Eakin & Smith, Inc. prior to its merger with the Company.
Gene H. Anderson           52      Director and Senior Vice President. Mr. Anderson manages the operations of the Company's Georgia properties. Mr. Anderson was the founder and president of Anderson Properties, Inc. prior to its merger with the
                                   Company.
William T. Wilson III      44      Director. Mr. Wilson served as executive vice president of the Company from February 1995 until June 1997. Mr Wilson joined Forsyth in 1982 and served as its president from 1993 until its merger with the Company.
Thomas W. Adler            57      Director. Mr. Adler is a principal of Cleveland Real Estate Partners, a fee-based real estate service company. Mr. Adler has served as a member of the executive committee and board of governors of the National
                                   Association of Real Estate Investment Trusts ("NAREIT") and he was
                                   national president in 1990 of the Society of Industrial and Office Realtors.
William E. Graham, Jr.     68      Director. Mr. Graham is a lawyer in private practice with the firm of
                                   Hunton & Williams. Mr. Graham was a board member, vice chairman and general counsel of Carolina Power & Light Company. Mr. Graham serves on the Raleigh board of directors of NationsBank and the board of directors of BB&T Mutual Funds Group.
L. Glenn Orr, Jr.          57      Director. Mr. Orr is a director of Southern National Corporation and was its chairman of the board of directors, president and chief executive officer prior to its merger with Branch Banking and Trust.
Willard H. Smith Jr.       61      Director. Mr. Smith was a managing director of Merrill Lynch. Mr. Smith is a member of the board of directors of Cohen & Steers Realty Shares,
                                   Cohen & Steers Realty Income Fund, Cohen & Steers Special Equity Fund,
                                   Inc., Cohen & Steers Total Return Realty Fund, Cohen & Steers Equity
                                   Income Fund, Essex Property Trust, Inc., Realty Income Corporation and
                                   Willis Lease Financial Corporation.
Stephen Timko              69      Director. Mr. Timko joined the Board of Directors in February 1995 in connection with the Company's acquisition of Research Commons. He has served as associate vice president of financial affairs for Temple University.
Edward J. Fritsch          39      Executive Vice President, Chief Operating Officer and Secretary.
                                   Mr. Fritsch is responsible for operations in North Carolina, Georgia,
                                   Virginia and South Carolina. Mr. Fritsch joined the Company in 1982.

Name                     Age     Principal Occupations and Other Directorships
----------------------   -----   -----------------------------------------------------------------------------
James R. Heistand        46      Senior Vice President, Mr. Heistand is responsible for operations in Florida and is an advisory member of the Company's investment committee.
                                 Mr. Heistand is expected to join the Company's Board of Directors and become a voting member of the investment committee this year.
                                 Mr. Heistand was the founder and president of ACP prior to its merger this year with the Company.
Carman J. Liuzzo         37      Vice President, Chief Financial Officer and Treasurer. Prior to joining the
                                 Company, Mr. Liuzzo was vice president and chief accounting officer for
                                 Boddie-Noell Enterprises, Inc. and Boddie-Noell Restaurant Properties, Inc.
                                 Mr. Liuzzo is a certified public accountant.
Mack D. Pridgen, III     48      Vice President and General Counsel. Prior to joining the Company,
                                 Mr. Pridgen was a partner with Smith Helms Mulliss & Moore, L.L.P.

                            CONCURRENT DEBT OFFERING

     At or about the time of the Offering, the Operating Partnership is offering $150 million of unsecured notes due April 15, 2018 (the "Notes"). Interest on the Notes will be payable semiannually on April 15 and October 15 of each year, commencing on October 15, 1998. The annual interest rate on the Notes will be determined at pricing.

     The preceding discussion of the Notes is in all respects subject to and qualified in its entirety by reference to the applicable provisions of the Operating Partnership's prospectus supplement regarding the Concurrent Debt Offering to be filed with the Securities and Exchange Commission pursuant to Rule 424(b) of the Securities Act.


                                USE OF PROCEEDS

     The net cash proceeds to the Company of the Depositary Shares offered hereby are expected to be approximately $96.7 million. The Company intends to contribute or otherwise transfer the net proceeds of the sale of the Depositary Shares to the Operating Partnership in exchange for Series D Preferred Units in the Operating Partnership, the economic terms of which will be substantially identical to the Series D Preferred Shares. The Operating Partnership will be required to make all required distributions on the Series D Preferred Units (which will mirror the payments of dividends, including accrued and unpaid dividends upon redemption, and of the liquidation preference amount on the Series D Preferred Shares) prior to any distribution of cash or assets to the holders of Common Units or to the holders of any other interests in the Operating Partnership, except for any other series or preference units ranking on a parity with the Series D Preferred Units as to distributions and/or liquidation rights and except for distributions required to enable the Company to maintain its qualification as a REIT. The Company intends to use the net proceeds of the Offering, together with the net proceeds from the Concurrent Debt Offering, to pay down approximately $238 million of indebtedness currently outstanding on its Revolving Loans and to pay approximately $7 million to settle a treasury lock agreement. As of April 8, 1998, approximately $321 million of indebtedness was outstanding on the Revolving Loans, which bore interest at a weighted average interest rate of 6.67%.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of December 31, 1997 and on a pro forma basis assuming that each of the following occurred as of December 31, 1997: (i) the issuance of 400,000 Series D Preferred Shares and the application of the net proceeds therefrom as described under "Use of Proceeds," (ii) the Concurrent Debt Offering, (iii) the January 1998 Offering, (iv) the February 1998 Debt Offering, (v) the February 1998 Common Stock Offerings and (vi) the March 1998 Offering. The capitalization table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included and incorporated by reference herein and the Company's financial statements and notes thereto incorporated by reference herein.

                                                                                        December 31, 1997
                                                                                 -------------------------------
                                                                                   Historical        Pro Forma
                                                                                 --------------   --------------
                                                                                         (in thousands)
Debt:
  Revolving Loans ............................................................     $  314,500       $       --
  Mortgage notes .............................................................        354,058          378,058
  6 3/4% Notes due 2003 ......................................................        100,000          100,000
  7% Notes due 2006 ..........................................................        110,000          110,000
  Exercisable Put Option Notes due 2011 (1) ..................................        100,000          100,000
  7 1/8% Notes due 2008 ......................................................             --          100,000
  6.835% MOPPRSSM due 2013 ...................................................             --          125,000
  % Notes due 2018 ....................................................  .....             --          150,000
                                                                                   ----------       ----------
   Total debt ................................................................        978,558        1,063,058
                                                                                   ----------       ----------
Minority interest in the Operating Partnership ...............................        287,186          287,186
Stockholders' equity: ........................................................
  Preferred Stock, $.01 par value; 10,000,000 authorized (2)
   8 5/8% Series A Cumulative Redeemable Preferred Shares (liquidation
    preference $1,000 per share), 125,000 shares issued and outstanding.......        125,000          125,000
   8% Series B Cumulative Redeemable Preferred Shares (liquidation
    preference $25 per share), 6,900,000 shares issued and outstanding........        172,500          172,500
    % Series D Cumulative Redeemable Preferred Shares (liquidation preference $250 per share), 0 shares and 400,000 shares, respectively,
    issued and outstanding ...................................................             --          100,000
  Common Stock, $.01 par value; 100,000,000 authorized, 46,838,600 shares
   and 50,820,776 shares, respectively, issued and outstanding (3) ...........            468              508
  Additional paid-in capital .................................................      1,132,100        1,262,396
  Accumulated deficit ........................................................        (28,627)         (28,627)
                                                                                   ----------       ----------
   Total stockholders' equity ................................................      1,401,441        1,631,777
                                                                                   ----------       ----------
   Total capitalization ......................................................     $2,667,185       $2,982,021
                                                                                   ==========       ==========
Cash and cash equivalents ....................................................     $   19,487       $  216,507
                                                                                   ==========       ==========

----------
 (1) On June 24, 1997, a trust formed by the Operating Partnership sold $100 million of X-POS(SM), which represent fractional undivided beneficial interests in the trust. The assets of the trust consist of, among other things, $100 million of the Put Option Notes. The X-POS(SM) bear an interest rate of 7.19% and mature on June 15, 2004, representing an effective borrowing cost of 7.09%, net of a related put option and certain interest rate protection agreement costs. Under certain circumstances, the Put Option Notes could also become subject to early maturity on June 15, 2004.


 (2) The Company's Amended and Restated Articles of Incorporation have classified and designated 1,000,000 shares of Series C Junior Participating Preferred Stock, none of which is currently issued or outstanding, in connection with the Company's Shareholders' Rights Plan. See "Description of Common Stock -- Certain Provisions Affecting Change in Control" in the accompanying Prospectus.

 (3) Excludes (a) 10,449,197 (historical) and 10,449,197 (pro forma) shares of Common Stock that may be issued upon redemption of Common Units (which are redeemable by the holder for cash or, at the Company's option, shares of Common Stock on a one-for-one basis) issued in connection with the formation of the Company and subsequent property acquisitions, (b) 2,500,000 shares of Common Stock reserved for issuance upon exercise of options granted pursuant to the Amended and Restated 1994 Stock Option Plan, (c) 1,729,290 shares of Common Stock that may be issued upon the exercise of outstanding warrants granted to certain officers in connection with certain property acquisitions, (d) 354,000 shares of Common Stock that may be issued upon redemption of Common Units that may be issued in connection with certain property acquisitions and (e) 40,542 shares of Common Stock that may be issued pursuant to earn-out provisions in an acquisition agreement.

                            SELECTED FINANCIAL DATA

     The following table sets forth selected financial and operating data for the Company on a historical and a pro forma basis. The pro forma operating data for the year ended December 31, 1997 has been derived by the application of pro forma adjustments to the Company's audited consolidated financial statements incorporated herein by reference and assumes that the following transactions all occurred as of January 1, 1997: (i) the acquisition of Century Center Office Park and an affiliated property portfolio, (ii) the merger with Anderson Properties, Inc. and its affiliates, (iii) the issuance of 125,000 Series A Preferred Shares, (iv) the issuance of the X-POS(SM), (v) the issuance of 1,800,000 shares of Common Stock in August 1997, (vi) the merger with ACP,
(vii) the issuance of 8,500,000 shares of Common Stock in October 1997, (viii) the issuance of 6,900,000 Series B Preferred Shares, (ix) the Selected Fourth Quarter 1997 Transactions (as defined herein), (x) the Garcia Transaction, (xi) the January 1998 Offering, (xii) the February 1998 Debt Offering, (xiii) the February 1998 Common Stock Offerings, (xiv) the March 1998 Offering, (xv) the Concurrent Debt Offering and (xvi) this Offering. The pro forma balance sheet as of December 31, 1997 assumes that the Garcia Transaction, the January 1998 Offering, the February 1998 Debt Offering, the February 1998 Common Stock Offerings, the March 1998 Offering, the Concurrent Debt Offering and this Offering all occurred as of December 31, 1997. The pro forma financial information is unaudited and is not necessarily indicative of what the financial position and results of operations of the Company would have been as of and for the periods indicated, nor does it purport to represent the future financial position and results of operations for future periods.

     "Selected Fourth Quarter 1997 Transactions" include the Riparius Transaction and the following property acquisitions: (i) Winners Circle in Nashville, TN; (ii) the Shelton portfolio in the Piedmont Triad; (iii) NationsBank Plaza in Greenville, SC; (iv) Exchange Plaza in Atlanta, GA; (v) Cypress West in Tampa, FL; (vi) Marnier Square in Tampa, FL; (vii) Zurn in Tampa, FL; and (viii) Avion in Ft. Lauderdale, FL.

     The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included and incorporated by reference herein and the Company's financial statements and notes thereto incorporated by reference herein.

                                                               Pro forma
                                                          -------------------     Year Ended       Year Ended       Year Ended
                                                               Year Ended        December 31,     December 31,     December 31,
                                                           December 31, 1997         1997             1996             1995
                                                          -------------------   --------------   --------------   ------------
                                                            (dollars in thousands except per share amounts)
Operating Data:
 Total revenue ........................................       $   363,078        $   274,470      $   137,926      $   73,522
 Rental property operating expenses (1) ...............           113,801             76,743           35,313          17,049
 General and administrative ...........................            10,216             10,216            5,666           2,737
 Interest expense .....................................            63,886             47,394           26,610          13,720
 Depreciation and amortization ........................            60,636             47,533           22,095          11,082
                                                              -----------        -----------      -----------      ----------
 Income before minority interest ......................           114,539             92,584           48,242          28,934
 Minority interest ....................................           (20,210)           (15,106)          (6,782)         (4,937)
                                                              -----------        -----------      -----------      ----------
 Income before extraordinary item .....................            94,329             77,478           41,460          23,997
 Extraordinary item-loss on early
  extinguishment of debt ..............................            (5,799)            (5,799)          (2,140)           (875)
                                                              -----------        -----------      -----------      ----------
 Net income ...........................................            88,530             71,679           39,320          23,122
 Dividends on Preferred Shares ........................           (32,581)           (13,117)              --              --
 Net income available for common stockholders .........       $    55,949        $    58,562      $    39,320      $   23,122
                                                              -----------        -----------      -----------      ----------
 Net income per common share -- Basic (2) .............       $      1.31        $      1.51      $      1.51      $     1.49
                                                              ===========        ===========      ===========      ==========
 Net income per common share -- Diluted (2) ...........       $      1.30        $      1.50      $      1.50      $     1.48
                                                              ===========        ===========      ===========      ==========
Balance Sheet Data
 (at end of period):
 Real estate, net of accumulated depreciation .........       $ 2,725,654        $ 2,614,654      $ 1,377,874      $  593,066
 Total assets .........................................         3,040,236          2,722,306        1,443,440         621,134
 Total mortgages and notes payable ....................         1,063,058            978,558          555,876         182,736
Other Data:
 FFO(3) ...............................................           142,594            127,000           70,620          40,016
 Cash flow provided by (used in) (4) ..................
  Operating activities ................................           169,376            130,192           71,317          43,169
  Investing activities ................................          (610,256)          (524,283)        (486,867)       (136,032)
  Financing activities ................................           680,997            393,167          419,782          93,443
 EBIDA (5) ............................................           239,061            187,511           96,947          53,736
 Ratio of earnings to combined fixed charges and
  preferred stock dividends (6) .......................              1.72x              2.07x            2.53x           3.11x
 Ratio of FFO before fixed charges to fixed charges
  (7) .................................................              3.33x              3.81x            4.02x           4.31x
 Number of in-service properties ......................               530                481              292             191
 Total rentable square feet ...........................        33,931,000         30,721,000       17,455,000       9,215,000

----------
 (1) Rental property operating expenses include salaries, real estate taxes, insurance, repairs and maintenance, property management, security, utilities, leasing, development and construction expenses.

 (2) Net income per share has been calculated using the methodology prescribed by FASB Statement No. 128. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- FASB Statement No. 128."

 (3) Funds From Operations ("FFO") is defined as net income, computed in accordance with generally accepted accounting principles ("GAAP"), excluding gains (losses) from debt restructuring and sales of property, plus depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. Management generally considers FFO to be a useful financial performance measurement of an equity REIT because, together with net income and cash flows, FFO provides investors with an additional basis to evaluate the ability of a REIT to incur and service debt and to fund acquisitions and other capital expenditures. FFO does not represent net income or cash flows from operating, investing or financing activities as defined by GAAP. It should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. FFO does not measure whether cash flow is sufficient to fund all cash needs including principal amortization, capital improvements and distributions to partners. Further, funds from operations statistics as disclosed by other REITs may not be comparable to the Company's calculation of FFO.

 (4) Reflects the Company's cash flows and pro forma cash flows from operating, investing and financing activities. Pro forma cash flows from operating activities represents net income plus income allocable to minority interest, depreciation of rental properties and amortization of deferred expenses, line of credit fees and the cost of unwinding certain interest rate swap agreements. There are no pro forma adjustments for changes in working capital items. This pro forma cash flow data is not necessarily indicative of what actual cash flows would have been assuming the transactions described in the introduction to the table had been completed as of the beginning of the period presented, nor does it purport to represent cash flows from operating, investing and financing activities for future periods.

 (5) EBIDA means earnings before interest expense, depreciation, amortization and minority interest. The Company believes that in addition to cash flows and net income, EBIDA is a useful financial performance measurement for assessing the operating performance of an equity REIT because, together with net income and cash flows, EBIDA provides investors with an additional basis to evaluate the ability of a REIT to incur and service debt and to fund acquisitions and other capital expenditures. To evaluate EBIDA and the trends it depicts, the components of EBIDA, such as rental revenues, rental expenses, real estate taxes and general and administrative expenses, should be considered. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" included herein and incorporated by reference in the accompanying Prospectus. Excluded from EBIDA are financing costs such as interest as well as depreciation and amortization, each of which can significantly affect a REIT's results of operations and liquidity and should be considered in evaluating a REIT's operating performance. Further, EBIDA does not represent net income or cash flows from operating, financing and investing activities as defined by GAAP and does not necessarily indicate that cash flows will be sufficient to fund cash needs. It should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity.

 (6) The ratio of earnings to combined fixed charges and preferred stock dividends is computed as income from operations before extraordinary items plus fixed charges (excluding capitalized interest) divided by fixed charges and preferred stock dividends. Fixed charges and preferred stock dividends consist of interest costs, including amortization of debt discount and deferred financing fees, whether capitalized or expensed, the interest component of rental expense, plus any dividends on outstanding preferred stock.

 (7) The ratio of FFO before fixed charges to fixed charges is calculated as FFO plus fixed charges (consisting primarily of interest expense), excluding amortization of debt discount and deferred financing fees divided by fixed charges. The Company believes that in addition to the ratio of earnings to fixed charges, this ratio provides a useful measure of a REIT's ability to service its debt because of the exclusion of non-cash items such as depreciation and amortization from the definition of FFO.
    This ratio differs from a GAAP-based ratio of earnings to fixed charges and should not be considered as an alternative to that ratio. Further, funds from operations statistics as disclosed by other REITs may not be comparable to the Company's calculation of FFO.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

     Revenue from rental operations increased $136.1 million, or 104.1%, from $130.8 million in 1996 to $266.9 million in 1997. The increase is primarily a result of revenue from newly acquired and developed properties as well as acquisitions completed in 1996, which only contributed partially in 1996. Interest and other income increased 5.6% from $7.1 million in 1996 to $7.5 million in 1997. Lease termination fees and third-party income accounted for a majority of such income in 1997 while excess cash invested in 1996 from two offerings of Common Stock during the summer of 1996 raising total net proceeds of approximately $293 million accounted for a majority of such income in 1996.

     Rental operating expenses increased $41.4 million, or 117.3%, from $35.3 million in 1996 to $76.7 million in 1997. The increase is due to the net addition of 13.3 million square feet to the in-service portfolio in 1997 as well as acquisitions completed in 1996 which only contributed partially in 1996. Rental expenses as a percentage of related rental revenues increased from 27.0% for the year ended December 31, 1996 to 28.7% for the year ended December 31, 1997. The increase is a result of an increase in the percentage of office properties in the portfolio, which have fewer "triple net" leases.

     Depreciation and amortization for the years ended December 31, 1997 and 1996 was $47.5 million and $22.1 million, respectively. The increase of $25.4 million, or 114.9%, is due to an average increase in depreciable assets of 103.5%. Interest expense increased 78.2%, or $20.8 million, from $26.6 million in 1996 to $47.4 million in 1997. The increase is attributable to the increase in outstanding debt related to the Company's acquisition and development activity. Interest expense for the years ended December 31, 1997 and 1996 included $2.3 million and $1.9 million, respectively, of non-cash deferred financing costs and amortization of the costs related to the Company's interest rate protection agreements.

     General and administrative expenses decreased from 4.3% of rental revenue in 1996 to 3.8% in 1997. The decrease is attributable to the realization of synergies from the Company's growth in 1997. Duplication of personnel costs in the third quarter of 1996 related to the acquisition of Crocker also contributed to the higher general and administrative expenses in the prior year.

     Net income before minority interest and extraordinary item equaled $92.6 million and $48.2 million, respectively, for the years ended December 31, 1997 and 1996. The extraordinary items consisted of prepayment penalties incurred and deferred loan cost expensed in connection with the extinguishment of secured debt assumed in various acquisitions completed in 1997 and 1996. The Company also recorded $13.1 million in preferred stock dividends for the year ended December 31, 1997.


Liquidity and Capital Resources


Statement of Cash Flows

     The Company generated $130.2 million in cash flows from operating activities and $393.2 million in cash flows from financing activities for the year ended December 31, 1997. These combined cash flows of $523.4 million were used to fund investing activities for the year ended December 31, 1997. Such investing activities consisted primarily of development and merger and acquisition activity for the year ended December 31, 1997.


Capitalization

     Mortgage and notes payable at December 31, 1997 totaled $978.6 million and were comprised of $332.4 million of secured indebtedness with a weighted average interest rate of 8.2% and $646.2 million of unsecured indebtedness with a weighted average interest rate of 7.0%. All of the mortgage and notes payable outstanding at December 31, 1997 were either fixed rate obligations or variable rate obligations covered by interest rate protection agreements (as described below). The weighted average life of the indebtedness was approximately 5.3 years at December 31, 1997.

     Based on the Company's total market capitalization of $3.4 billion at December 31, 1997 (at the December 31, 1997 stock price of $37.19 per share and assuming the redemption of each of the approximately 10.4 million Common Units held by limited partners in the Operating Partnership for a share of Common Stock), the Company's indebtedness represented approximately 29% of its total market capitalization.

     The Company and the Operating Partnership completed the following financing activities during the year ended December 31, 1997 and the first quarter of 1998:

   o Series A Preferred Offering. On February 12, 1997, the Company sold 125,000 Series A Preferred Shares for net proceeds of approximately $121.7 million. Dividends on the Series A Preferred Shares are cumulative from the date of original issuance and are payable quarterly on or about the last day of February, May, August and November of each year, commencing on May 31, 1997, at the rate of 8 5/8% of the $1,000 liquidation preference per annum (equivalent to $86.25 per annum per share). The Series A Preferred Shares are not redeemable prior to February 12, 2027.

   o X-POS(SM) Offering. On June 24, 1997, a trust formed by the Operating Partnership sold $100 million of X-POS(SM), which represent fractional undivided beneficial interests in the trust. The assets of the trust consist of, among other things, $100 million of Put Option Notes issued by the Operating Partnership. The X-POS(SM) bear an interest rate of 7.19%, representing an effective borrowing cost of 7.09%, net of a related put option and certain interest rate protection agreement costs. Under certain circumstances, the Put Option Notes could also become subject to early maturity on June 15, 2004.

   o August 1997 Offering. On August 28, 1997, the Company entered into two transactions with affiliates of Union Bank of Switzerland. In one transaction, the Company sold 1,800,000 shares of Common Stock to UBS Limited for net proceeds of approximately $57 million. In the other transaction, the Company entered into a forward share purchase agreement (the "Forward Contract") with Union Bank of Switzerland, London Branch ("UBS/LB"). The Forward Contract generally provides that if the price of a share of Common Stock is above $32.14 (the "Forward Price") on August 28, 1998, UBS/LB will return the difference (in shares of Common Stock) to the Company. Similarly, if the price of a share of Common Stock on August 28, 1998 is less than the Forward Price, the Company will pay the difference to UBS/LB in cash or shares of Common Stock, at the Company's option.

   o Series B Preferred Offering. On September 25, 1997, the Company sold 6,900,000 Series B Preferred Shares for net proceeds of approximately $166.9 million. Dividends on the Series B Preferred Shares are cumulative from the date of original issuance and are payable quarterly on March 15, June 15, September 15 and December 15 of each year, commencing on December 15, 1997, at the rate of 8% of the $25 liquidation preference per annum (equivalent to $2.00 per annum per share). The Series B Preferred Shares are not redeemable prior to September 25, 2002.

   o October 1997 Offering. On October 1, 1997, the Company sold 7,500,000 shares of Common Stock in an underwritten public offering for net proceeds of approximately $249 million. The underwriters exercised a portion of their over-allotment option for 1,000,000 shares of Common Stock on October 6, 1997, raising additional net proceeds of $33.2 million.

   o January 1998 Offering. On January 27, 1998, the Company sold 2,000,000 shares of Common Stock in an underwritten public offering for net proceeds of approximately $68.2 million.

   o February 1998 Debt Offering. On February 2, 1998, the Operating Partnership sold $125 million of 6.835% MOPPRSSM due February 1, 2013 and $100 million of 7 1/8% notes due February 1, 2008.

   o February 1998 Common Stock Offerings. On February 12, 1998, the Company sold an aggregate of 1,553,604 shares of Common Stock in two underwritten public offerings for net proceeds of approximately $51.2 million.

   o March 1998 Offering. On March 1998, the Company sold 428,572 shares of Common Stock in an underwritten public offering for net proceeds of approximately $14.2 million.

   o Issuance of Common Units and Common Stock. In connection with acquisitions consummated in 1997 and the first quarter of 1998, the Operating Partnership issued 7,047,918 Common Units and the Company issued 117,617 shares of restricted Common Stock for an aggregate value of approximately $224.7 million (based on the agreed-upon valuation of a share of Common Stock at the time of the acquisition).

     To protect the Company from increases in interest expense due to changes in variable rates, the Company: (i) purchased an interest rate collar limiting its exposure to an increase in interest rates to 7.25% with respect to $80 million of its $430 million Revolving Loans excluding the effect of changes in the Company's credit risk, and (ii) entered into interest rate swaps that limit its exposure to an increase in interest rates to 6.95% in connection with the $22 million of variable rate mortgages. The interest rate on all such variable rate debt is adjusted at monthly intervals, subject to the Company's interest rate protection program. Net payments made to counterparties under the above interest rate protection agreements were $47,000 in 1997 and were recorded as an increase to interest expense. Payments received from the counterparties under the interest rate protection agreements totalled $167,000 for 1996. The Company is exposed to certain losses in the event of non-performance by the counterparties under the cap and swap arrangements. The counterparties are major financial institutions and are expected to perform fully under the agreements. However, if they were to default on their obligations under the arrangements, the Company could be required to pay the full rates under the Revolving Loans and the variable rate mortgages, even if such rates were in excess of the rate in the cap and swap agreements. In addition, the Company may incur other variable rate indebtedness in the future. Increases in interest rates on its indebtedness could increase the Company's interest expense and could adversely affect the Company's cash flow and its ability to pay expected distributions to stockholders.

     In anticipation of a 1998 debt offering, on September 17, 1997, the Company entered into a treasury lock agreement with a notional amount of $114 million. The agreement has a termination date of April 16, 1998, and effectively locks the 10-year treasury rate at 6.3%. The Company intends to use a portion of the proceeds of this Offering to settle such agreement. See "Use of Proceeds."

     Also, in anticipation of additional debt offerings in 1998, the Company has entered into two treasury lock agreements with notional amounts of $50 million and $100 million, repectively. The $50 million agreement has a termination date of July 1, 1998 and effectively locks the 10-year treasury rate at 5.51%. The $100 million agreement has a termination date of October 1, 1998 and effectively locks the 10-year treasury rate at 5.55%.

     Historically, rental revenue has been the principal source of funds to pay operating expenses, debt service and capital expenditures, excluding non-recurring capital expenditures. In addition, construction management, maintenance, leasing and management fees have provided sources of cash flow. Management believes that the Company will have access to the capital resources necessary to expand and develop its business. To the extent that the Company's cash flow from operating activities is insufficient to finance its acquisition costs and other capital expenditures, including development costs, the Company expects to finance such activities through the Revolving Loans and other debt and equity financing.

     The Company presently has no plans for major capital improvements to the existing properties, other than an $8 million renovation of the common areas of a 639,000-square foot property acquired in the merger with ACP. A reserve has been established to cover the cost of the renovations. The Company expects to meet its short-term liquidity requirements generally through its working capital and net cash provided by operating activities along with the previously discussed Revolving Loans. The Company expects to meet certain of its financing requirements through long-term secured and unsecured borrowings and the issuance of debt securities or additional equity securities of the Company. In addition, the Company anticipates utilizing the Revolving Loans primarily to fund construction and development activities. The Company does not intend to reserve funds to retire existing mortgage indebtedness or indebtedness under the Revolving Loans upon maturity. Instead, the Company will seek to refinance such debt at maturity or retire such debt through the issuance of additional equity or debt securities. The Company anticipates that its available cash and cash equivalents and cash flows from operating activities, together with cash available from borrowings and other sources, will be adequate to meet the capital and liquidity needs of the Company in both the short and long-term. However, if these sources of funds are insufficient or unavailable, the Company's ability to make the expected distributions discussed below may be adversely affected.

     In order to qualify as a REIT for federal income tax purposes, the Company is required to make distributions to its stockholders of at least 95% of REIT taxable income. The Company expects to use its cash flow from operating activities for distributions to stockholders and for payment of recurring, non-incremental revenue-generating expenditures. The Company intends to invest amounts accumulated for distribution in short-term investments. The following factors will affect cash flows from operating activities and, accordingly, influence the decisions of the Board of Directors regarding distributions: (i) debt service requirements after taking into account the repayment and restructuring of certain indebtedness; (ii) scheduled increases in base rents of existing leases; (iii) changes in rents attributable to the renewal of existing leases or replacement leases; (iv) changes in occupancy rates at existing Properties and procurement of leases for newly acquired or developed properties; and (v) operating expenses and capital replacement needs.



FASB Statement No. 128

     In 1997, the Financial Accounting Standards Board ("FASB") issued Statement No. 128, "Earnings Per Share," which is effective for financial statements for periods ended after December 15, 1997. FASB Statement No. 128 requires the restatement of prior period earnings per share and requires the disclosure of additional supplemental information detailing the calculation of earnings per share.

     FASB Statement No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. It is computed using the weighted average number of shares of Common Stock and the dilutive effect of options, warrants and convertible securities outstanding, using the "treasury stock" method. Earnings per share data is required for all periods for which an income statement or summary of earnings is presented, including summaries outside the basic financial statements. In the financial statements and notes thereto in the Company's Annual Report on Form 10-K for the year ended December 31, 1997 incorporated herein by reference, all earnings per share amounts for all periods have been presented and, where appropriate, restated, to conform to the FASB Statement 128 requirements.


Funds From Operations and Cash Available for Distributions

     The Company considers FFO to be a useful financial performance measure of the operating performance of an equity REIT because, together with net income and cash flows, FFO provides investors with an additional basis to evaluate the ability of a REIT to incur and service debt and to fund acquisitions and other capital expenditures. FFO does not represent net income or cash flows from operating, investing or financing activities as defined by GAAP. It should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. FFO does not measure whether cash flow is sufficient to fund all cash needs including principal amortization, capital improvements and distributions to stockholders. Further, FFO as disclosed by other REITs may not be comparable to the Company's calculation of FFO, as described below. FFO and cash available for distributions should not be considered as alternatives to net income as an indication of the Company's performance or to cash flows as a measure of liquidity.

     FFO means net income (computed in accordance with generally accepted accounting principles) excluding gains (or losses) from debt restructuring and sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. In March 1995, the National Association of Real Estate Investment Trusts ("NAREIT") issued a clarification of the definition of FFO. The clarification provides that amortization of deferred financing costs and depreciation of non-real estate assets are no longer to be added back to net income in arriving at FFO. Cash available for distribution is defined as funds from operations reduced by non-revenue enhancing capital expenditures for building improvements and tenant improvements and lease commissions related to second generation space.

     FFO and cash available for distribution for the years ended December 31, 1997 and 1996 are summarized in the following table (in thousands):



                                                                                Year Ended
                                                                               December 31,
                                                                         -------------------------
                                                                             1997          1996
                                                                         ------------   ----------
 FFO:
 Income before minority interest and extraordinary item ..............    $  92,584      $ 48,242
 Add (deduct):
  Dividends to preferred shareholders ................................      (13,117)           --
  Depreciation and amortization ......................................       47,533        22,095
  Minority interest in Crocker depreciation and amortization .........           --          (117)
  Third-party service company cash flow ..............................           --           400
                                                                          ---------      --------
    FFO before minority interest .....................................      127,000        70,620
 Cash Available for Distribution:
 Add (deduct):
  Rental income from straight-line rents .............................       (7,035)       (2,603)
  Amortization of deferred financing costs ...........................        2,256         1,911
  Non-incremental revenue generating capital expenditures:
    Building improvements paid .......................................       (4,401)       (3,554)
    Second generation tenant improvements paid .......................       (9,889)       (3,471)
    Second generation lease commissions paid .........................       (5,535)       (1,426)
                                                                          ---------      --------
     Cash available for distribution .................................    $ 102,396      $ 61,477
                                                                          =========      ========
 Weighted average shares/units outstanding (1) -- basic ..............       46,422        30,219
                                                                          =========      ========
 Weighted average shares/units outstanding (1) -- diluted ............       46,813        30,442
                                                                          =========      ========
 Dividend payout ratio:
  FFO ................................................................         72.4%         79.6%
                                                                          =========      ========
  Cash available from distribution ...................................         89.8%         91.4%
                                                                          =========      ========

----------
(1) Assumes redemption of Common Units for shares of Common Stock. Minority interest Common Unit holders and the stockholders of the Company share equally on a per Common Unit and per share basis; therefore, the per share information is unaffected by conversion.

         DESCRIPTION OF SERIES D PREFERRED SHARES AND DEPOSITARY SHARES

     This description of the particular terms of the Series D Preferred Shares and Depositary Shares offered hereby supplements and, to the extent inconsistent therewith, replaces the description of the general terms and provisions of the Company's Preferred Stock and Depositary Shares set forth in the accompanying Prospectus, to which description reference is hereby made.


General

     The Company is authorized to issue up to 10,000,000 shares of preferred stock, $.01 par value per share, in one or more series, with such designations, powers, preferences and rights of the shares of such series and the qualifications, limitations or restrictions thereon, including, but not limited to, the fixing of the dividend rights, dividend rate or rates, conversion rights, voting rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences, in each case, if any, as the Board of Directors of the Company may determine by adoption of an applicable amendment (a "Designating Amendment") to the Company's Amended and Restated Articles of Incorporation (the "Articles of Incorporation"), without any further vote or action by the stockholders. See "Description of Preferred Stock -- Terms" in the accompanying Prospectus.

     On April , 1998, a form of Designating Amendment was adopted determining the terms of a series of preferred stock consisting of up to 400,000 shares, designated % Series D Cumulative Redeemable Preferred Shares. The following summary of the terms and provisions of the Series D Preferred Shares does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of the Articles of Incorporation and the Designating Amendment designating the Series D Preferred Shares, each of which is available from the Company.

     The Company intends to contribute or otherwise transfer the net proceeds of the sale of the Depositary Shares to the Operating Partnership in exchange for Series D Preferred Units in the Operating Partnership (the "Series D Preferred Units"), the economic terms of which will be substantially identical to the Series D Preferred Shares. The Operating Partnership will be required to make all required distributions on the Series D Preferred Units (which will mirror the payments of dividends, including accrued and unpaid dividends upon redemption, and of the liquidation preference amount of the Series D Preferred Shares) prior to any distribution of cash or assets to the holders of the Common Units or to the holders of any other interests in the Operating Partnership, except for any other series of preference units ranking on a parity with the Series D Preferred Units as to distributions and/or liquidation rights and except for distributions required to enable the Company to maintain its qualification as a REIT.

     With respect to the payment of dividends and amounts upon liquidation, the Series D Preferred Shares will rank pari passu with the Series A Preferred Shares, the Series B Preferred Shares and any other equity securities of the Company the terms of which provide that such equity securities rank on a parity with the Series D Preferred Shares and will rank senior to the Common Stock and any other equity securities of the Company that by their terms rank junior to the Series D Preferred Shares. See "Description of Series A Preferred Shares," "Description of Series B Preferred Shares" and "Description of Preferred Stock -- Rank" in the accompanying Prospectus.

     The registrar, transfer agent and dividends disbursing agent for the Series D Preferred Shares will be First Union National Bank.

     Each Depositary Share represents a 1/10 fractional interest in a Series D Preferred Share. The Series D Preferred Shares will be deposited with First Union National Bank, as Depositary (the "Preferred Share Depositary"), under a Deposit Agreement (the "Depositary Agreement") among the Company, the Preferred Share Depositary and the holders from time to time of the depositary receipts (the "Depositary Receipts") issued by the Preferred Share Depositary thereunder. The Depositary Receipts will evidence the Depositary Shares. Subject to the terms of the Depositary Agreement, each holder of a Depositary Receipt evidencing a Depositary Share will be entitled to all the rights and preferences of a 1/10 fractional interest in a Series D Preferred Share (including dividend, voting, redemption and liquidation rights and preferences). See "Description of Depositary Shares" in the accompanying Prospectus.

     Application will be made to list the Depositary Shares on the New York Stock Exchange. If approved, trading of the Depositary Shares on the New York Stock Exchange is expected to commence within a 30-day period after the date of initial delivery of the Depositary Shares. See "Underwriting." The Series D Preferred Shares will not be so listed, and the Company does not expect that there will be any trading market for the Series D Preferred Shares except as represented by Depositary Shares.


Dividends

     Holders of the Series D Preferred Shares shall be entitled to receive, when and as authorized by the Board of Directors, out of funds legally available for the payment of dividends, cumulative cash dividends at the rate
of   % of the liquidation preference per annum (equivalent to $    per annum
per Depositary Share). Dividends on the Series D Preferred Shares represented by the Depositary Shares offered hereby shall accrue and be cumulative from the date of original issuance and shall be payable quarterly in arrears on or about the last day of January, April, July and October of each year or, if such day is not a business day, the succeeding business day (each, a "Dividend Payment Date"). The first dividend on the Series D Preferred Shares represented by the Depositary Shares offered hereby will be paid on July 31, 1998. Any dividend payable on the Series D Preferred Shares for any partial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in the share records of the Company at the close of business on the applicable record date, which shall be the first day of the calendar month in which the applicable Dividend Payment Date falls or such other date designated by the Board of Directors of the Company for the payment of dividends that is not more than 30 nor less than 10 days prior to such Dividend Payment Date (each, a "Dividend Record Date").

     No dividends on the Series D Preferred Shares shall be authorized by the Board of Directors of the Company or be paid or set apart for payment by the Company at such time as the terms and provisions of any agreement of the Company (or the Operating Partnership, as to the Series D Preferred Units), including any agreement relating to its indebtedness, prohibits such authorization, payment or setting apart for payment or provides that such authorization, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such authorization or payment shall be restricted or prohibited by law.

     Notwithstanding the foregoing, dividends on the Series D Preferred Shares will accrue whether or not the Company has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are authorized. Accrued but unpaid dividends on the Series D Preferred Shares will not bear interest and holders of the Series D Preferred Shares will not be entitled to any dividends in excess of full cumulative dividends as described above. See "Description of Preferred Stock -- Dividends" in the accompanying Prospectus.

     The Operating Partnership will be required to make all required distributions to the Company that will mirror the Company's payment of dividends on the Series D Preferred Shares (including accrued and unpaid dividends upon redemption, and of the liquidation preference amount of the Series D Preferred Shares) prior to any distribution of cash or assets to the holders of the Common Units or to the holders of any other interests in the Operating Partnership, except for distributions required in connection with any other shares of the Company ranking senior to or on a parity with the Series D Preferred Shares as to dividends and/or liquidation rights and except for distributions required to enable the Company to maintain its qualification as a REIT. The credit agreements for the Revolving Loans include covenants that restrict the ability of the Company to declare and pay dividends. In general, during any fiscal year the Company may only distribute up to 100% of the Company's cash available for distribution (as defined in the credit agreements). The credit agreements contain exceptions to these limitations to allow the Operating Partnership to make distributions necessary to allow the Company to maintain its status as a REIT. The Company does not believe that these covenants will adversely affect the ability of the Operating Partnership to make distributions in an amount sufficient to permit the Company to pay dividends with respect to the Series D Preferred Shares.

     Any dividend payment made on the Series D Preferred Shares shall first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable.

Liquidation Preference

     In the event of any liquidation, dissolution or winding up of the affairs of the Company, the holders of the Series D Preferred Shares are entitled to be paid out of the assets of the Company legally available for distribution to its stockholders liquidating distributions in cash or property at its fair market value as determined by the Company's Board of Directors in the amount of a liquidation preference of $250 per share (equivalent to $25 per Depositary Share), plus an amount equal to any accrued and unpaid dividends to the date of such liquidation, dissolution or winding up, before any distribution of assets is made to holders of Common Stock or any other capital shares that rank junior to the Series D Preferred Shares as to liquidation rights. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series D Preferred Shares will have no right or claim to any of the remaining assets of the Company. The consolidation or merger of the Company with or into any other entity or the sale, lease, transfer or conveyance of all or substantially all of the property or business of the Company shall not be deemed to constitute a liquidation, dissolution or winding up of the Company. For further information regarding the rights of the holders of Series D Preferred Shares upon the liquidation, dissolution or winding up of the Company, see "Description of Preferred Stock -- Liquidation Preference" and "Description of Depositary Shares -- Liquidation Preference" in the accompanying Prospectus.


Redemption

     The Series D Preferred Shares are not redeemable prior to April   , 2003.
On and after April   , 2003, the Company, at its option upon not less than 30
nor more than 60 days' written notice, may redeem the Series D Preferred Shares (and the Preferred Share Depositary will redeem the number of Depositary Shares representing the Series D Preferred Shares so redeemed upon not less than 30 days' written notice to the holders thereof), in whole or in part, at any time or from time to time, in cash at a redemption price of $250 per share (equivalent to $25 per Depositary Share), plus accrued and unpaid dividends thereon, if any, to the date fixed for redemption (except as provided below), without interest, to the extent the Company has funds legally available therefor. The redemption price of the Series D Preferred Shares (other than any portion thereof consisting of accrued and unpaid dividends) shall be paid solely from the sale proceeds of other capital stock of the Company and not from any other source. For purposes of the preceding sentence, "capital stock" means any common stock, preferred stock, depositary shares, interests, participation or other ownership interests (however designated) and any rights (other than debt securities convertible into or exchangeable for equity securities) or options to purchase any of the foregoing. Holders of Depositary Receipts evidencing Depositary Shares to be redeemed shall surrender such Depositary Receipts at the place designated in such notice and shall be entitled to the redemption price and any accrued and unpaid dividends payable upon such redemption following such surrender. If notice of redemption of any Depositary Shares has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any Depositary Shares so called for redemption, then from and after the redemption date dividends will cease to accrue on such Depositary Shares, such Depositary Shares shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. If fewer than all of the outstanding Depositary Shares are to be redeemed, the Depositary Shares to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional Depositary Shares) or by any other equitable method determined by the Company. See "Description of Preferred Stock -- Redemption" in the accompanying Prospectus.

     Notice of redemption will be given by publication in a newspaper of general circulation in the City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. A similar notice furnished by the Company will be mailed by the Preferred Share Depositary, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the Depositary Receipts evidencing the Depositary Shares to be redeemed at their respective addresses as they appear on the share transfer records of the Preferred Share Depositary. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any Series D Preferred Shares or Depositary Shares except as to the holder to whom notice was defective or not given. Each notice shall state: (i) the redemption date; (ii) the redemption price; (iii) the number of Series D Preferred Shares to be redeemed (and the corresponding number of Depositary Shares); (iv) the place or places where the Depositary Receipts evidencing the Depositary Shares are to be surrendered for payment of the redemption price; and (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date. If fewer than all the Depositary Shares held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of Depositary Shares to be redeemed from such holder.

     The holders of Depositary Receipts at the close of business on a Dividend Record Date will be entitled to receive the dividend payable with respect to the Depositary Shares evidenced by such Depositary Receipts on the corresponding Dividend Payment Date notwithstanding the redemption thereof between such Dividend Record Date and the corresponding Dividend Payment Date or the Company's default in the payment of the dividend due. Except as provided above, the Company will make no payment or allowance for unpaid dividends, whether or not in arrears, on Series D Preferred Shares or Depositary Shares to be redeemed.

     The Series D Preferred Shares have no stated maturity and will not be subject to any sinking fund or mandatory redemption provisions (except as provided under " -- Restrictions on Ownership" below).


Voting Rights

     Except as indicated below or in the accompanying Prospectus, or except as otherwise from time to time required by applicable law, the holders of Series D Preferred Shares will have no voting rights.

     In any matter in which the Series D Preferred Shares are entitled to vote (as expressly provided herein or as may be required by law), including any action by written consent, each Series D Preferred Share shall be entitled to 10 votes, each of which 10 votes may be directed separately by the holder thereof (or by any proxy or proxies of such holder). With respect to each Series D Preferred Share, the holder thereof may designate up to 10 proxies, with each such proxy having the right to vote a whole number of votes (totalling 10 votes per Series D Preferred Share). As a result, each Depositary Share will be entitled to one vote.

     If dividends on the Series D Preferred Shares are in arrears for six or more quarterly periods, whether or not such quarterly periods are consecutive, holders of the Depositary Shares representing the Series D Preferred Shares (voting separately as a class with all other series of preferred shares upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors to serve on the Board of Directors of the Company until all distribution arrearages have been paid. For further information regarding the voting rights of the holders of the Series D Preferred Shares and related Depositary Receipts, see "Description of Preferred Stock -- Voting Rights" and "Description of Depositary Shares -- Voting of the Preferred Stock" in the accompanying Prospectus.


Conversion

     The Series D Preferred Shares are not convertible into or exchangeable for any other property or securities of the Company.


Restrictions on Ownership

     For information regarding restrictions on ownership of the Series D Preferred Shares and the related Depositary Shares, see "Description of Preferred Stock -- Restrictions on Ownership" and "Description of Common Stock -- Certain Provisions Affecting Change of Control" in the accompanying Prospectus.


                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     A summary of the federal income tax considerations relating to the Company's REIT status and to the Operating Partnership is set forth in the accompanying Prospectus. The following summary supplements the discussion of the federal income tax considerations set forth in the accompanying Prospectus. It is based on current law, is for general purposes only, and is not tax advice.

     EACH INVESTOR OF THE DEPOSITARY SHARES IS ADVISED TO CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF THE DEPOSITARY SHARES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP AND SALE OF THE DEPOSITARY SHARES AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

     Dividends and Other Distributions. For a discussion regarding the taxation of dividends and other distributions, see "Federal Income Tax Considerations -- Taxation of U.S. Stockholders" and " -- Special Tax Considerations for Non-U.S. Stockholders" in the accompanying Prospectus. In determining the extent to which a distribution on the Depositary Shares constitutes a dividend for tax purposes, the earnings and profits of the Company will be allocated first to distributions with respect to the Depositary Shares and any other outstanding Preferred Stock and then to distributions with respect to the Common Stock.

     Backup Withholding. For a discussion of backup withholding, see "Federal Income Tax Considerations -- Information Reporting Requirements and Backup Withholding Tax" in the accompanying Prospectus.

     Sale or Exchange of Depositary Shares. Upon the sale or exchange of Depositary Shares to a party other than the Company, a holder of Depositary Shares will realize a capital gain or loss (provided the Depositary Shares are held as a capital asset) measured by the difference between the amount realized on the sale or other disposition and the holder's adjusted tax basis in the Depositary Shares. Under recently enacted legislation, capital gains recognized by recipients generally will be subject to a maximum federal income tax rate of 20% if the Depositary Shares sold or exchanged are held for more than 18 months, and to a maximum federal income tax rate of 28% if such shares are held for more than one year but less than or equal to 18 months. However, if the holding period of Depositary Shares begins after December 31, 2000, and such shares are held for more than five years, the maximum capital gains rate for federal income tax purposes for recipients on the sale or exchange of such shares generally will be 18%.

     Redemption of Depositary Shares. The treatment to be accorded to any redemption by the Company of Depositary Shares can only be determined on the basis of particular facts as to each holder of Depositary Shares at the time of redemption. In general, a holder of Depositary Shares will recognize capital gain or loss (provided the Depositary Shares are held as a capital asset) measured by the difference between the amount realized by the holder upon the redemption and such holder's adjusted tax basis in the Depositary Shares redeemed if such redemption (i) results in a "complete termination" of the holder's interest in all classes of shares of the Company under Section 302(b)(3) of the Internal Revenue Code of 1986, as amended (the "Code"), (ii) is "substantially disproportionate" with respect to the holder's interest in the Company under Section 302(b)(2) of the Code (which will not be the case if only Depositary Shares are redeemed, since they generally do not have voting rights) or (iii) is "not essentially equivalent to a dividend" with respect to the holder of Depositary Shares under Section 302(b)(1) of the Code. In determining whether any of these tests have been met, shares considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Code, as well as shares actually owned, generally must be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code will be satisfied with respect to any particular holder of Depositary Shares depends upon the facts and circumstances at the time when the determination must be made, prospective investors are advised to consult their own tax advisors to determine such tax treatment.

     Termination Payments if J.C. Nichols Transaction Fails to Occur. All of the termination fee (other than that portion of the fee allocated to reimbursement of expenses associated with the transaction) received by the Company pursuant to the Merger Agreement would be non-qualifying income under the 95% and 75% gross income tests and could adversely effect the Company's ability to satisfy the REIT qualification tests in the event that the total amount of non-qualifying income received by the Company exceeds the permissible thresholds. See "Federal Income Tax Considerations -- Requirements for Qualification -- Income Tests" in the accompanying Prospectus. Management believes that based on the Company's estimated gross income for the year ended December 31, 1998, the receipt of the termination fee would not result in a violation of either the 95% or the 75% gross income test.

     Proposed Legislation. Under current law, the Company cannot own more than 10% of the outstanding voting securities (other than those securities includible in the 75% asset test) of any one issuer and qualifying for taxation as a REIT. See "Federal Income Tax Considerations -- Requirements for Qualification -- Asset Tests." For example, the Operating Partnership owns 100% of the nonvoting stock and 1% of the voting stock of Highwoods Services, Inc., ("Highwoods Services") and by virtue of its ownership of Common Units, the Company is considered to own its pro rata share of such stock. Neither the Company nor the Operating Partnership, however, own more than 1% of the voting securities of Highwoods Services and the 10% test is satisfied.

     The Company conducts certain of its third-party fee-based services (i.e., leasing, property management, real estate development, construction and other miscellaneous services) through Highwoods Services. The President's

Budget Proposal for Fiscal Year 1999 (the "Budget Proposal") includes a provision to restrict these types of activities conducted by REITs under current law by expanding the ownership limitation from 10% of the voting securities of an issuer to 10% of the vote or value of all classes of the issuer's stock. The Company, therefore, could not own stock (either directly or indirectly through the Operating Partnership) possessing more than 10% of the vote of all classes of any issuer's stock.

     The Budget Proposal would be effective only with respect to stock directly or indirectly acquired by the Company on or after the date of first committee action. To the extent that the Company's stock ownership in Highwoods Services is grandfathered by virtue of this effective date, that grandfathered status will terminate if Highwoods Services engages in a trade or business that it is not engaged in on the date of first committee action or acquires substantial new assets on or after that date. Such restriction would adversely affect the ability to expand the business of Highwoods Services.


                                  UNDERWRITING

     Subject to the terms and conditions contained in the terms agreement and the related underwriting agreement (collectively, the "Underwriting Agreement"), the Company has agreed to sell to each of the underwriters named below (the "Underwriters"), and each of the Underwriters, for whom Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated, The Robinson-Humphrey Company, LLC, Smith Barney Inc. and Scott & Stringfellow, Inc. are acting as representatives (the "Representatives"), has severally agreed to purchase from the Company, the respective number of Depositary Shares set forth below opposite their respective names.

                                                                 Number of
                                                                 Depositary
                         Underwriter                               Shares
-------------------------------------------------------------   -----------
 Morgan Stanley & Co. Incorporated ..........................
 Merrill Lynch, Pierce, Fenner & Smith Incorporated .........
 The Robinson-Humphrey Company, LLC .........................
 Smith Barney Inc. ..........................................
 Scott & Stringfellow, Inc. .................................
 Total .......................................     ..........    4,000,000
                                                                 =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Depositary Shares offered hereby are subject to the approval of certian legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all Depositary Shares offered hereby if any such Depositary Shares are taken.

     The Representatives have advised the Company that the Underwriters propose initially to offer the Depositary Shares to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain
dealers at such price less a concession not in excess of $   per share. The
Underwriters may allow, and such dealers may reallow, a discount not in excess
of $   per share on sales to certain other dealers. After the initial offering of the Depositary Shares, the public offering price and other selling terms may be changed, from time to time, by the Representatives.

     The Company and the Operating Partnership have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

     The Company and the Operating Partnership have agreed that for a period of 30 days from the date hereof, neither the Company nor the Operating Partnership will, without the prior written consent of the Representatives, directly or indirectly, sell, offer to sell, grant any option for the sale of, or otherwise dispose of any Depositary Shares or any other preferred stock ranking on a parity with the Series D Preferred Shares and the related Depositary Shares.

     Application will be made to list the Depositary Shares on the New York Stock Exchange. Trading of the Depositary Shares on the New York Stock Exchange is expected to commence within the 30-day period after the initial delivery of the Depositary Shares. The Representatives have advised the Company that they intend to make a market in the Depositary Shares prior to the commencement of trading on the New York Stock Exchange. The Representatives will have no obligation to make a market in the Depositary Shares, however, and may cease market making activities, if commenced, at any time.

     In order to facilitate the offering of the Depositary Shares, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Depositary Shares. Specifically, the Underwriters may overallot in connection with the offering, creating a short position in the Depositary Shares for their own account. In addition, to cover overallotments or to stabilize the price of the Depositary Shares, the Underwriters may bid for, and purchase, the Depositary Shares in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Depositary Shares in the Offering, if the syndicate repurchases previously distributed Depositary Shares in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Depositary Shares above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

     In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it discourages resales of the security by purchasers in the Offering.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Depositary Shares. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     The Representatives from time to time provide investment banking and financial advisory services to the Company and the Operating Partnership. The Representatives have also acted as representatives of various underwriters in connection with offerings of the Company's equity securities and the Operating Partnership's debt securities from 1994 through 1998.


                                 LEGAL MATTERS

     Certain legal matters will be passed upon for the Company by Alston & Bird LLP, Raleigh, North Carolina. Certain legal matters related to the Offering will be passed upon for the Underwriters by Andrews & Kurth L.L.P., Washington, D.C.

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




                       HIGHWOODS PROPERTIES, INC. (logo)